Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Inergy Holdings, L.P. for the registration of $300,000,000 of its Common Units and to the incorporation by reference therein of our reports (a) dated November 30, 2009, with respect to the consolidated financial statements and schedules of Inergy Holdings, L.P. and Subsidiaries, and the effectiveness of internal control over financial reporting of Inergy Holdings, L.P. and Subsidiaries, and (b) dated November 30, 2009, with respect to the balance sheet of Inergy Holdings GP, LLC, included in its Annual Report (Form 10-K) for the year ended September 30, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

November 30, 2009